UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
Amendment No. 1
TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Guinness Ghana Breweries Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company’s Name into English (if applicable))

Republic of Ghana
(Jurisdiction of Subject Company’s Incorporation or Organization)

Guinness Ghana Breweries Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Rob Pilkington
Finance Director
Guinness Ghana Breweries Limited
P.O. Box 1536
Kumasi, Ghana
Telephone: +233 302 428 000, +233 302 428 003
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

Bruce Proctor
General Counsel
Diageo North America, Inc.
801 Main Avenue
Norwalk, CT 06851
Telephone: +1 203 359 7102

October 17, 2011
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents.

Exhibit No.

I.2	Press release, dated November 29, 2011, by Guinness Ghana Breweries Limited (“GGBL”) regarding the results of the Renounceable Rights Issue of 46,666,667 ordinary shares of no par value (the “Offer”).

Item 2.	Informational Legends.

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is included in the press release included herein as Exhibit I.2.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

No further exhibits.

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X has been filed by GGBL with the Securities and Exchange Commission concurrently with the furnishing of Form CB on October 17, 2011.

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/Rob Pilkington
(Signature)

Name:	Rob Pilkington

Title:	Finance Director

Date:	November 29, 2011